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                                                                  EXHIBIT (c)(3)




                             GIBSON GREETINGS, INC.
                                2100 Section Road
                               Cincinnati, OH45237






                                            October 26, 1998



American Greetings Corporation
10500 American Road
Cleveland, OH 44144

Attention: Mr. Morry Weiss

Dear Sirs:

         You have asked to meet with us to in order to explore your views on a possible business combination between Gibson Greetings, Inc. (the "COMPANY") and American Greetings Corporation ("AMERICAN GREETINGS"). Our willingness to consider and respond to your proposal is premised on your assurance that your intentions with respect to the Company are entirely friendly and that you do not intend to take any action in furtherance of any business combination proposal with the Company, without the prior written approval of the Company.

         Accordingly, American Greetings agrees that without the prior written consent of the Company, it will not, and will not permit any of its affiliates to (i) purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire, beneficial ownership of any securities of the Company: (ii) make, disclose or encourage public speculation about any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any subsidiary of the Company or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any subsidiary of the Company; (iii) solicit, or become a participant in any solicitation of, any proxy from any holder of securities of the Company or agree or announce its intention to vote with any person undertaking a solicitation;
(iv) form, join or in any way participate in a group with respect to any securities of the Company; or (v) propose any amendment to this Agreement that is or may be required to be publicly disclosed.



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                                       2                        October 25, 1998


         This Agreement shall be binding on American Greetings for a period of two years from the date hereof. However, American Greetings and the Company each agree that it will not at anytime, whether during or after such two-year period, disclose the existence and contents of this letter or the fact of or contents of any discussions between the Company and its representatives and American Greetings and its representatives, except as may be required by law.

         This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. American Greetings agrees that the Company would be irreparably injured by a breach of this agreement and that, in such event, the Company shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance.

         If the foregoing reflects our mutual understanding, please sign and return the duplicate copy of this letter.


                                       Very truly yours,

                                       Gibson Greetings, Inc.



                                       By: /S/ Frank O'Connell
                                           ---------------------------------
                                           Name:  Frank O'Connell
                                           Title: President & CEO


Accepted and agreed:

American Greetings Corporation

By: /s/ Morry Weiss
    ---------------------------
    Name: Morry Weiss
    Title: Chairman & CEO